FORM 6-K

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934
For April 2008

Commission File Number: 1-32575

Royal Dutch Shell plc

(Exact name of registrant as specified in its charter)

England and Wales

(Jurisdiction of incorporation or organization)

30, Carel van Bylandtlaan, 2596 HR The Hague

The Netherlands
Tel No: (011 31 70) 377 9111
(Address of principal executive officers)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-

1ST QUARTER 2008 UNAUDITED RESULTS
•	Royal Dutch Shell’s first quarter 2008 earnings, on a current cost of supplies (CCS) basis, were $7.8 billion compared to $6.9 billion a year ago. Basic CCS earnings per share increased by 15% versus the same quarter a year ago.

•	A first quarter 2008 dividend has been announced of $0.40 per share, an increase of 11% over the US dollar dividend for the same period in 2007.

•	$1.1 billion or 0.5% of Royal Dutch Shell issued ordinary shares were bought back for cancellation during the quarter.
Royal Dutch Shell Chief Executive Jeroen van der Veer commented:
“Good operating performance, combined with increased oil and gas prices, offset the impact of downstream conditions in the first quarter 2008. We have delivered another competitive set of earnings for Shell’s shareholders. Shell has the largest capital spending programme in our industry today, to grow the company and play our part in ensuring that energy markets remain well supplied. Our strategy is on track.”
SUMMARY UNAUDITED RESULTS

$ million	Quarters
	Q1 2008	Q4 2007	Q1 2007%[1]

Income attributable to shareholders	9,083	8,467	7,281	+25
Less: Estimated CCS adjustment for Oil Products and Chemicals (see note 2)	1,307	1,783	349
CCS earnings	7,776	6,684	6,932	+12

Basic earnings per share ($)	1.47	1.36	1.16	+27
Less: Estimated CCS adjustment per share ($)	0.21	0.29	0.06
Basic CCS earnings per share ($)	1.26	1.07	1.10	+15

Dividend per ordinary share ($)	0.40	0.36	0.36	+11

[1]	Q1 on Q1 change

The information in these quarterly results reflects the consolidated financial position and results of Royal Dutch Shell plc (“Royal Dutch Shell”). All amounts shown throughout this report are unaudited. Registered Office: England, Company No. 4366849, Shell Centre, London, SE1 7NA, UK

Royal Dutch Shell plc      2
KEY FEATURES OF THE FIRST QUARTER 2008
•	First quarter 2008 CCS earnings were $7,776 million or 12% higher than in the same quarter a year ago.

•	First quarter 2008 reported income was $9,083 million or 25% higher than in the same quarter a year ago.

•	Basic CCS earnings per share increased by 15% versus the same quarter a year ago.

•	Total cash returned to shareholders in the form of dividends and share repurchases in the first quarter 2008 was $3.4 billion.

•	Cash flow from operating activities was $16.9 billion compared to $11.2 billion in the first quarter 2007. Excluding net working capital movements, cash flow from operating activities was $14.1 billion compared to $11.6 billion a year ago.

•	Capital investment for the first quarter 2008 was $8.1 billion. Net capital investment (capital investment, less divestment proceeds) for the first quarter 2008 was $7.6 billion.

•	Return on average capital employed (ROACE), on a reported income basis (see note 3), was 24.5%.

•	Gearing (see note 5) was 12.7% at the end of the first quarter 2008 versus 14.6% at the end of the first quarter 2007.

•	Oil and gas production, including oil sands production, for the first quarter 2008 was 3,522 thousand barrels of oil equivalent per day (boe/d), compared to 3,509 thousand boe/d in the same quarter last year. Excluding the impact of divestments, Canadian royalty changes and production sharing contracts (PSC) pricing effects, first quarter 2008 production increased by 1% compared to the same quarter last year.

•	Liquefied Natural Gas (LNG) equity sales volumes of 3.51 million tonnes were a record and 6% higher than in the same quarter a year ago.

•	Oil Products refinery availability increased to 92% compared to 85% in the first quarter of 2007. Chemicals manufacturing plant availability was 95% compared to 91% in the first quarter 2007. Oil Sands upgrader availability was 94%, compared to 93% in the same quarter last year.

•	Oil Products sales volumes in the first quarter 2008 increased by 7% compared to the same quarter last year. Chemical product sales volumes decreased by 2% compared to the first quarter 2007.
SUMMARY UNAUDITED RESULTS

$ million	Quarters
	Q1 2008	Q4 2007	Q1 2007%[1]
Exploration & Production[2]	5,143	4,867	3,393
Gas & Power	948	631	803
Oil Sands[2]	249	82	115
Oil Products (CCS basis)	1,194	876	1,488
Chemicals (CCS basis)	201	348	480
Corporate	146	(4)	801
Minority interest	(105)	(116)	(148)

CCS earnings	7,776	6,684	6,932	+12

[1]	Q1 on Q1 change

[2]	As from the fourth quarter 2007, the earnings of the Oil Sands operations, which were previously reported as part of the Exploration & Production segment, are disclosed as a separate business segment. For comparison purposes, the Exploration & Production earnings up to the third quarter 2007 have been reclassified by the amounts reported under the Oil Sands segment.

Royal Dutch Shell plc      3
SUMMARY OF IDENTIFIED ITEMS
Earnings in the first quarter 2008 reflected the following items, which in aggregate amounted to a net charge of $77 million (compared to a net gain of $371 million in the first quarter 2007), as summarised in the table below:
•	Exploration & Production earnings included a net charge of $66 million, reflecting a gain from divestments of $84 million, which was offset by a charge of $150 million related to the mark-to-market valuation of certain UK gas contracts. Earnings for the first quarter 2007 included a net gain of $104 million reflecting both a gain from divestments of $126 million and a charge of $22 million related to the mark-to-market valuation of certain UK gas contracts.

•	Gas & Power earnings included a charge of $11 million related to the mark-to-market valuation impact of certain gas contracts. Earnings for the first quarter 2007 included a net gain of $39 million, reflecting gains of $110 million related to divestments and a charge of $71 million related to the mark-to-market valuation of certain gas contracts.

•	Oil Products earnings for the first quarter 2007 included a charge of $176 million related to impairment of certain assets.

•	Corporate earnings for the first quarter 2007 included a gain of $404 million related to the realisation of gains on the sale of the equity portfolio held by Shell insurance companies.
SUMMARY OF IDENTIFIED ITEMS

$ million	Quarters
	Q1 2008	Q4 2007	Q1 2007
Segment earnings impact of identified items:
Exploration & Production	(66)	715	104
Gas & Power	(11)	(7)	39
Oil Sands	—	94	—
Oil Products (CCS basis)	—	177	(176)
Chemicals (CCS basis)	—	(46)	—
Corporate	—	30	404
Minority interest	—	—	—
CCS earnings impact	(77)	963	371
These items generally relate to events with an impact of greater than $50 million on Shell earnings and are shown to provide additional insight into the segment earnings, CCS earnings and income attributable to shareholders. Further additional comments on the business segments are provided in the section ‘Earnings by business segment’ on page 4 and onwards.

Royal Dutch Shell plc      4
EARNINGS BY BUSINESS SEGMENT
EXPLORATION & PRODUCTION

$ million	Quarters
	Q1 2008	Q4 2007	Q1 2007%[2]

Segment earnings [3]	5,143	4,867	3,393	+52

Crude oil production (thousand b/d) [1]	1,756	1,798	1,865	-6
Natural gas production available for sale (million scf/d)	9,755	9,185	8,981	+9
Barrels of oil equivalent (thousand boe/d) [1]	3,438	3,381	3,413	+1

[1]	Excludes oil sands bitumen production

[2]	Q1 on Q1 change

[3]	As from the fourth quarter 2007, the earnings of the Oil Sands operations, which were previously reported as part of the Exploration & Production segment, are disclosed as a separate business segment. For comparison purposes, the Exploration & Production earnings up to the third quarter 2007 have been reclassified by the amounts reported under the Oil Sands segment.
First quarter Exploration & Production segment earnings were $5,143 million compared to $3,393 million a year ago. Earnings included a net charge of $66 million related to identified items, compared to a net gain of $104 million in the first quarter 2007 (see page 3 for details).
Earnings, when compared to the first quarter 2007, reflected higher gas production volumes and the benefit of higher oil and gas prices on revenues, which were partly offset by lower oil production volumes mainly in the USA and Europe and by higher exploration expenses.
Global liquids realisations were 66% higher than in the first quarter 2007, following marker crudes Brent and WTI increases of 67% and 69% respectively. Global gas realisations were 25% higher than a year ago. Outside the USA gas realisations increased by 24% whereas in the USA gas realisations increased by 32%.
First quarter 2008 production (excluding oil sands bitumen production) was 3,438 thousand barrels of oil equivalent per day (boe/d) compared to 3,413 thousand boe/d a year ago. Crude oil production was down 6% and natural gas production was up 9% compared to the first quarter 2007.
Production compared to the first quarter 2007 included additional volumes principally from Ormen Lange (Shell share 17%) in Norway, West Salym (Shell share 50%) in Russia, Changbei (Shell share 50%) in China, Deimos (Shell share 71.5%) in the USA, Stybarrow (indirect Shell share 17.1%) in Australia, Chipmunk, Cliffdale and Orion (Shell share 100%) in Canada and Starling (Shell share 28%) in the United Kingdom.
First quarter portfolio developments
In Australia, Shell reached an agreement with Woodside for the sale of various interests in North West Shelf assets, with current production of approximately 8 thousand boe/d, for some $0.3 billion.
In the USA, Shell was awarded 141 blocks and was the apparent high bidder on another 134 blocks, with high bids totalling $2.1 billion, offshore Alaska in the Chukchi Sea.
In Kazakhstan, the international members of the Kashagan consortium agreed to sell their participating interests proportionally, allowing KazMunaiGas’s stake to increase to match that of the four major shareholders. Assuming conclusion of the deal, Shell’s interest will change from 18.5% to 16.8%.
In Nigeria, Shell reached an agreement, amounting to some $0.6 billion, for the sale of offshore deepwater blocks OML 134 and OML 125, with current production of approximately 7 thousand boe/d.

Royal Dutch Shell plc     5
GAS & POWER

	Quarters
$ million	Q1 2008	Q4 2007	Q1 2007%[1]
Segment earnings	948	631	803	+18
Equity LNG sales volume (million tonnes)	3.51	3.34	3.30	+6

[1]	Q1 on Q1 change
First quarter Gas & Power segment earnings were $948 million compared to $803 million a year ago. First quarter 2008 earnings included a charge of $11 million related to an identified item, compared to a net gain of $39 million in the first quarter 2007 (see page 3 for details).
Earnings, when compared to the first quarter 2007, reflected strong LNG and gas to liquids (GTL) product prices, increased LNG volumes, higher income from LNG cargo diversion opportunities and continued strong operational performance.
LNG equity sales volumes of 3.51 million tonnes were 6% higher than in the same quarter a year ago. Sales were higher in all five operating LNG ventures, with the largest increase coming from Nigeria LNG (Shell interest 26%).
Marketing and trading earnings, non-LNG related, were similar to the same quarter a year ago.
First quarter portfolio developments
In China, during the first quarter, binding sales and purchase agreements were progressed with Qatargas 4 and PetroChina, leading to the long-term supply of LNG from Qatar to China, totalling 3 million tonnes per annum over 25 years. Agreements were signed on April 10, 2008.
OIL SANDS

	Quarters
$ million	Q1 2008	Q4 2007	Q1 2007%[1]
Segment earnings	249	82	115	+117
Bitumen production (thousand b/d)	84	55	96	-13
Sales volumes (thousand b/d)	144	97	142	+1
Upgrader availability (%)	94	79	93

[1]	Q1 on Q1 change
First quarter Oil Sands segment earnings were $249 million compared to $115 million in the same quarter last year.
Earnings, when compared to the first quarter 2007, reflected the impact of higher oil prices on revenues and a refund of royalty charges, which were partly offset by lower production volumes and higher costs.

Royal Dutch Shell plc     6
The royalty calculation methodology applicable to the Athabasca Oil Sands Project (AOSP) was revised during the quarter, allowing the inclusion of additional eligible costs to the project. Due to this revision the project cost payout timeframe for royalty calculation purposes was extended beyond July 2007 when payout of the project was initially achieved. The royalty rate for the project was revised back to 1% (from 25% since July 2007) until achievement of the project cost payout. As a consequence, the adjustment related to prior quarters’ bitumen production had an impact of 12 thousand barrels per day on the first quarter 2008.
Bitumen production decreased by 13% compared to the same quarter last year. Excluding the effect of the royalty revision, net production decreased by 25% due to operational issues at the mine related to extreme cold weather conditions and unplanned maintenance at the Scotford Upgrader. Upgrader availability increased to 94% compared to 93% in the first quarter 2007.
OIL PRODUCTS

	Quarters
$ million	Q1 2008	Q4 2007	Q1 2007%[1]
Segment earnings	2,367	2,556	1,802
Less: Estimated CCS adjustment (see note 2)	1,173	1,680	314
Segment CCS earnings	1,194	876	1,488	-20
Refinery intake (thousand b/d)	3,694	3,812	3,608	+2
Total Oil Products sales (thousand b/d)	6,831	6,842	6,406	+7
Refinery availability (%)	92	94	85

[1]	Q1 on Q1 change
First quarter Oil Products segment earnings were $2,367 million compared to $1,802 million for the same period last year.
First quarter Oil Products CCS segment earnings were $1,194 million compared to $1,488 million in the first quarter 2007. Earnings for the first quarter 2007 included a charge of $176 million related to identified items (see page 3 for details).
CCS earnings, when compared to the first quarter 2007, were mainly impacted by lower realised refining margins and higher operating costs, which were partly offset by higher marketing margins. In addition, trading contributions increased compared to those in the first quarter 2007.
Industry refining margins declined worldwide compared to the same period a year ago. Refinery availability increased to 92% compared to 85% in the first quarter of 2007 mainly due to lower planned maintenance activities.
Marketing earnings, compared to the same period a year ago, increased mainly due to higher retail, B2B and finished lubricants margins, which were partly offset by lower lubricants base oil margins.
Oil Products (marketing and trading) sales volumes increased by 7% compared to the same quarter last year. Marketing sales volumes were 1% higher than in the first quarter 2007 and excluding the impact of divestments 2% higher mainly because of increased aviation and retail sales.
First quarter portfolio developments
In France, on March 31, 2008, Shell concluded the sale of the Petit Couronne and Reichstett Vendenheim refineries, with a combined capacity of some 220 thousand barrels per day.
Also in France, on April 1, 2008, Shell concluded the sale of the Berre-l’Etang refining and petrochemical complex, with a refining capacity of 80 thousand barrels per day.
The combined cash proceeds expected from the above-mentioned sales amount to approximately $1.8 billion, which will be received after the end of the first quarter 2008.

Royal Dutch Shell plc     8
CHEMICALS

	Quarters
$ million	Q1 2008	Q4 2007	Q1 2007%[1]
Segment earnings	348	501	527
Less: Estimated CCS adjustment (see note 2)	147	153	47
Segment CCS earnings	201	348	480	-58
Sales volumes (thousand tonnes)	5,459	5,633	5,567	-2
Manufacturing plant availability (%)	95	93	91

[1]	Q1 on Q1 change
First quarter Chemicals segment earnings were $348 million compared to $527 million for the same period last year.
First quarter Chemicals CCS segment earnings were $201 million compared to $480 million in the same quarter last year.
CCS earnings, when compared to the first quarter 2007, reflected lower margins, higher operating costs and lower income from equity-accounted investments. In addition, earnings were impacted by reduced trading contributions.
Chemicals manufacturing plant availability increased to 95%, some 4 percent-points higher than in the first quarter 2007.
CORPORATE

	Quarters
$ million	Q1 2008	Q4 2007	Q1 2007
Segment earnings	146	(4)	801
First quarter Corporate segment earnings were $146 million compared to $801 million for the same period last year. Earnings for the first quarter 2007 included a gain of $404 million related to an identified item (see page 3 for details).
Earnings, when compared to the first quarter 2007, reflected lower interest income and currency exchange rate results, reduced tax credits and higher shareholder costs.

Royal Dutch Shell plc     9
PRICE AND MARGIN INFORMATION
OIL & GAS

	Quarters
	Q1 2008	Q4 2007	Q1 2007
Realised oil prices — Exploration & Production [1] (period average)	$/bbl
WOUSA	90.40	82.11	55.27
USA	92.55	88.92	51.91
Global	90.72	82.96	54.73

Realised oil prices — Oil Sands (period average)	$/bbl
Canada	85.08	71.45	51.02

Realised gas prices (period average)	$/thousand scf
Europe	9.00	8.15	7.84
WOUSA (including Europe)	5.85	5.64	4.71
USA	9.52	7.45	7.20
Global	6.52	6.00	5.21

Oil and gas marker industry prices (period average)
Brent ($/bbl)	96.66	88.35	57.76
WTI ($/bbl)	97.86	90.47	58.05
Edmonton Par ($/bbl)	97.91	89.00	57.84
Henry Hub ($/MMBtu)	8.55	6.93	7.15
UK National Balancing Point (pence/therm)	53.05	46.86	22.31
Japanese Crude Cocktail — JCC ($/bbl)[2]	91.15	82.80	57.56
REFINING & CRACKER INDUSTRY MARGINS3

	Quarters
	Q1 2008	Q4 2007	Q1 2007
Refining marker industry gross margins (period average)	$/bbl
ANS US West Coast coking margin	8.75	10.60	22.16
WTS US Gulf Coast coking margin	8.70	9.65	12.87
Rotterdam Brent complex	3.55	4.35	3.70
Singapore 80/20 Arab light/Tapis complex	1.80	1.95	3.06
Cracker industry margins (period average)	$/tonne
US Ethane	261.00	334.00	332.00
Western Europe naphtha	411.00	279.00	525.00
North East Asia naphtha	117.00	14.00	518.00

[1]	As from the fourth quarter 2007, the Oil Sands operations, which were previously reported as part of the Exploration & Production segment, are disclosed as a separate business segment. For comparison purposes, the Exploration & Production realised oil prices up to the third quarter 2007 have been reclassified.

[2]	JCC prices for the first quarter are based on available market data up to the end of January 2008. Prices for this period will be updated when full market data is available.

[3]	The refining and cracker industry margins shown above do not represent actual Shell realised margins for the periods. These are estimated industry margins based on available market information at the end of the quarter.

Royal Dutch Shell plc     10
OIL & GAS — OPERATIONAL DATA

	Quarters
	Q1 2008	Q4 2007	Q1 2007%[1]
Crude oil production	thousand b/d
Europe	416	395	447
Africa	322	352	339
Asia Pacific	208	227	231
Middle East, Russia, CIS	428	438	422
USA	301	310	343
Other Western Hemisphere	81	76	83
Total crude oil production excluding oil sands	1,756	1,798	1,865	-6
Bitumen production — oil sands	84	55	96
Total crude oil production including oil sands	1,840	1,853	1,961	-6

Natural gas production available for sale	million scf/d2
Europe	4,894	4,569	4,110
Africa	619	594	519
Asia Pacific	2,438	2,166	2,455
Middle East, Russia, CIS	232	239	260
USA	1,105	1,138	1,162
Other Western Hemisphere	467	479	475

	9,755	9,185	8,981	+9
Total production in barrels of oil equivalent	thousand boe/d3
Europe	1,260	1,183	1,156
Africa	429	454	428
Asia Pacific	628	600	654
Middle East, Russia, CIS	468	479	467
USA	492	506	543
Other Western Hemisphere	161	159	165
Total production excluding oil sands	3,438	3,381	3,413	+1
Bitumen production — oil sands	84	55	96
Total production including oil sands	3,522	3,436	3,509	0

[1]	Q1 on Q1 change

[2]	scf/d = standard cubic feet per day; 1 standard cubic foot = 0.0283 cubic metre

[3]	Natural gas converted to oil equivalent at 5.8 million scf/d = thousand boe/d

Royal Dutch Shell plc     11
OIL PRODUCTS AND CHEMICALS — OPERATIONAL DATA

	Quarters
	Q1 2008	Q4 2007	Q1 2007%[1]
Refinery processing intake	thousand b/d
Europe	1,741	1,803	1,590
Other Eastern Hemisphere	756	821	759
USA	845	869	893
Other Western Hemisphere	352	319	366
	3,694	3,812	3,608	+2

Oil sales
Gasolines	2,083	2,051	2,263
Kerosenes	814	802	720
Gas/diesel oils	2,337	2,429	2,114
Fuel oil	839	769	679
Other products	758	791	630

Total oil products *	6,831	6,842	6,406	+7

*Comprising:
Europe	1,959	1,983	1,832
Other Eastern Hemisphere	1,245	1,369	1,245
USA	1,396	1,485	1,401
Other Western Hemisphere	755	678	653
Export sales	1,476	1,327	1,275

Chemical sales volumes by main product category [2]**	thousand tonnes
Base chemicals	3,119	3,164	3,280
First-line derivatives	2,338	2,467	2,282
Other	2	2	5
	5,459	5,633	5,567	-2
**Comprising:
Europe	2,289	2,190	2,273
Other Eastern Hemisphere	1,228	1,457	1,253
USA	1,784	1,802	1,871
Other Western Hemisphere	158	184	170

[1]	Q1 on Q1 change

[2]	Excluding volumes sold by equity-accounted investments, chemical feedstock trading and by-products.

Royal Dutch Shell plc     12
NOTE
All amounts shown throughout this Report are unaudited.
Second quarter results are expected to be announced on July 31, 2008 and third quarter results are expected to be announced on October 30, 2008.
In this document “Shell”, “Shell group” and “Royal Dutch Shell” are sometimes used for convenience where references are made to Royal Dutch Shell and its subsidiaries in general. Likewise, the words “we”, “us” and “our” are also used to refer to subsidiaries in general or to those who work for them. These expressions are also used where no useful purpose is served by identifying the particular company or companies. ’’Subsidiaries’’, “Shell subsidiaries” and “Shell companies” as used in this document refer to companies in which Royal Dutch Shell either directly or indirectly has control, by having either a majority of the voting rights or the right to exercise a controlling influence. The companies in which Shell has significant influence but not control are referred to as “associated companies” or “associates” and companies in which Shell has joint control are referred to as “jointly controlled entities”. In this document, associates and jointly controlled entities are also referred to as “equity-accounted investments”.
This document contains forward-looking statements concerning the financial condition, results of operations and businesses of Royal Dutch Shell. All statements other than statements of historical fact are, or may be deemed to be, forward-looking statements. Forward-looking statements are statements of future expectations that are based on management’s current expectations and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied in these statements. Forward-looking statements include, among other things, statements concerning the potential exposure of Royal Dutch Shell to market risks and statements expressing management’s expectations, beliefs, estimates, forecasts, projections and assumptions. These forward-looking statements are identified by their use of terms and phrases such as “anticipate”, “believe”, “could”, “estimate”, “expect”, “intend”, “may”, “plan”, “objectives”, “outlook”, “probably”, “project”, “will”, “seek”, “target”, “risks”, “goals”, “should” and similar terms and phrases. There are a number of factors that could affect the future operations of Royal Dutch Shell and could cause those results to differ materially from those expressed in the forward-looking statements included in this document, including (without limitation): (a) price fluctuations in crude oil and natural gas; (b) changes in demand for Shell’s products; (c) currency fluctuations; (d) drilling and production results; (e) reserve estimates; (f) loss of market and industry competition; (g) environmental and physical risks; (h) risks associated with the identification of suitable potential acquisition properties and targets, and successful negotiation and completion of such transactions; (i) the risk of doing business in developing countries and countries subject to international sanctions; (j) legislative, fiscal and regulatory developments including potential litigation and regulatory effects arising from recategorisation of reserves; (k) economic and financial market conditions in various countries and regions; (l) political risks, including the risks of expropriation and renegotiation of the terms of contracts with governmental entities, delays or advancements in the approval of projects and delays in the reimbursement for shared costs; and (m) changes in trading conditions. All forward-looking statements contained in this document are expressly qualified in their entirety by the cautionary statements contained or referred to in this section. Readers should not place undue reliance on forward-looking statements. Each forward-looking statement speaks only as of the date of this document, April 29, 2008. Neither Royal Dutch Shell nor any of its subsidiaries undertake any obligation to publicly update or revise any forward-looking statement as a result of new information, future events or other information. In light of these risks, results could differ materially from those stated, implied or inferred from the forward-looking statements contained in this document.
Please refer to the Annual Report and Form 20-F for the year ended December 31, 2007 for a description of certain important factors, risks and uncertainties that may affect Shell’s businesses.
Cautionary Note to US Investors:
The United States Securities and Exchange Commission (SEC) permits oil and gas companies, in their filings with the SEC, to disclose only proved reserves that a company has demonstrated by actual production or conclusive formation tests to be economically and legally producible under existing economic and operating conditions. We may use certain terms in this announcement that the SEC’s guidelines strictly prohibit us from including in filings with the SEC. US Investors are urged to consider closely the disclosure in our Form 20-F, File No 001-32575 and disclosure in our Forms 6-K, File No 001-32575, available on the SEC’s website www.sec.gov. You can also obtain these forms from the SEC by calling 1-800-SEC-0330.
April 29, 2008

APPENDIX: ROYAL DUTCH SHELL FINANCIAL REPORT AND TABLES
SUMMARISED STATEMENT OF INCOME (SEE NOTE 1)

	Quarters
$ million	Q1 2008	Q4 2007	Q1 2007%[1]
Revenue[2]	114,302	106,703	73,480
Cost of sales	96,780	90,603	60,666
Gross profit	17,522	16,100	12,814	+37

Selling, distribution and administrative expenses	3,969	4,880	3,778
Exploration	325	382	272
Share of profit of equity-accounted investments	2,425	2,376	1,808
Net finance costs and other (income)/expense	(53)	(174)	(901)
Income before taxation	15,706	13,388	11,473	+37

Taxation	6,505	4,755	4,032
Income for the period	9,201	8,633	7,441	+24

Income attributable to minority interest	118	166	160
Income attributable to shareholders	9,083	8,467	7,281	+25

[1]	Q1 on Q1 change

[2]	Revenue is stated after deducting sales taxes, excise duties and similar levies of $22,920 million in Q1 2008, $21,552 million in Q4 2007, and $17,305 million in Q1 2007.
BASIC EARNINGS PER SHARE (SEE NOTES 1, 2 AND 7)

	Quarters
	Q1 2008	Q4 2007	Q1 2007
Earnings per share ($)	1.47	1.36	1.16
CCS earnings per share ($)	1.26	1.07	1.10
DILUTED EARNINGS PER SHARE (SEE NOTES 1, 2 AND 7)

	Quarters
	Q1 2008	Q4 2007	Q1 2007
Earnings per share ($)	1.46	1.36	1.15
CCS earnings per share ($)	1.25	1.07	1.10

EARNINGS BY BUSINESS SEGMENT (SEE NOTES 2 AND 4)

	Quarters
$ million	Q 12008	Q 42007	Q 12007%[1]
Exploration & Production[2]:
- World outside USA	3,540	3,763	2,541	+39
- USA	1,603	1,104	852	+88
	5,143	4,867	3,393	+52

Gas & Power:
- World outside USA	933	639	682	+37
- USA	15	(8)	121	-88
	948	631	803	+18

Oil Sands[2]:	249	82	115	+117
Oil Products (CCS basis):
- World outside USA	978	789	1,158	-16
- USA	216	87	330	-35
	1,194	876	1,488	-20

Chemicals (CCS basis):
- World outside USA	304	370	469	-35
- USA	(103)	(22)	11
	201	348	480	-58

Total operating segments	7,735	6,804	6,279	+23

Corporate:
- Interest and investment income/(expense)	110	12	583
- Currency exchange gains/(losses)	(62)	82	46
- Other — including taxation	98	(98)	172
	146	(4)	801

Minority interest	(105)	(116)	(148)
CCS earnings	7,776	6,684	6,932	+12

Estimated CCS adjustment for Oil Products and Chemicals	1,307	1,783	349
Income attributable to shareholders of Royal Dutch Shell plc	9,083	8,467	7,281	+25

[1]	Q1 on Q1 change

[2]	As from the fourth quarter 2007, the earnings of the Oil Sands operations, which were previously reported as part of the Exploration & Production segment, are disclosed as a separate business segment. For comparison purposes, the Exploration & Production earnings up to the third quarter 2007 have been reclassified by the amounts reported under the Oil Sands segment.

SUMMARISED BALANCE SHEET (SEE NOTES 1 AND 6)

	$ million
	Mar 31, 2008	Dec 31, 2007	Mar 31, 2007

Assets
Non-current assets:
Intangible assets	5,282	5,366	5,117
Property, plant and equipment	105,806	101,521	103,624
Investments:
- equity-accounted investments	31,198	29,153	22,001
- financial assets	3,333	3,461	3,538
Deferred tax	3,409	3,253	3,135
Pre-paid pension costs	5,878	5,559	4,289
Other	6,406	5,760	5,285
	161,312	154,073	146,989

Current assets:
Inventories	32,184	31,503	23,960
Accounts receivable	87,507	74,238	58,998
Cash and cash equivalents	14,417	9,656	11,184
	134,108	115,397	94,142

Total assets	295,420	269,470	241,131

Liabilities
Non-current liabilities:
Debt	11,378	12,363	11,978
Deferred tax	13,473	13,039	13,114
Retirement benefit obligations	6,304	6,165	6,219
Other provisions	14,016	13,658	10,514
Other	4,189	3,893	4,154
	49,360	49,118	45,979

Current liabilities:
Debt	5,684	5,736	5,393
Accounts payable and accrued liabilities	89,531	75,697	64,156
Taxes payable	14,412	9,733	9,835
Retirement benefit obligations	455	426	326
Other provisions	2,815	2,792	1,932
	112,897	94,384	81,642

Total liabilities	162,257	143,502	127,621

Equity attributable to shareholders of Royal Dutch Shell plc	131,130	123,960	105,105

Minority interest	2,033	2,008	8,405
Total equity	133,163	125,968	113,510

Total liabilities and equity	295,420	269,470	241,131

SUMMARISED STATEMENT OF CASH FLOWS (SEE NOTE 1)

	Quarters
$ million	Q1 2008	Q4 2007	Q1 2007
Cash flow from operating activities:
Income for the period	9,201	8,633	7,441
Adjustment for:
- Current taxation	6,405	5,551	4,267
- Interest (income)/expense	178	96	198
- Depreciation, depletion and amortisation	3,146	3,840	3,260
- (Profit)/loss on sale of assets	(281)	(1,799)	(362)
- Decrease/(increase) in net working capital	2,784	(3,375)	(399)
- Share of profit of equity-accounted investments	(2,425)	(2,376)	(1,808)
- Dividends received from equity-accounted investments	1,752	2,282	1,587
- Deferred taxation and other provisions	322	(726)	(152)
- Other	94	(24)	(447)
Cash flow from operating activities (pre-tax)	21,176	12,102	13,585

Taxation paid	(4,314)	(6,809)	(2,404)

Cash flow from operating activities	16,862	5,293	11,181

Cash flow from investing activities:
Capital expenditure	(7,429)	(8,013)	(5,361)
Investments in equity-accounted investments	(616)	(519)	(370)
Proceeds from sale of assets	445	1,742	380
Proceeds from sale of equity-accounted investments	61	561	115
Proceeds from sale of /(additions to) financial assets	10	(120)	555
Interest received	285	353	285
Cash flow from investing activities	(7,244)	(5,996)	(4,396)

Cash flow from financing activities:
Net increase/(decrease) in debt with maturity period within three months	(863)	317	341
Other debt: New borrowings	185	195	2,762
Repayments	(664)	(182)	(1,613)
Interest paid	(298)	(312)	(351)
Change in minority interest	(7)	(52)	(3,110)
Net issue/(repurchase) of shares	(1,073)	(1,538)	(486)
Dividends paid to:
- Shareholders of Royal Dutch Shell plc	(2,329)	(2,318)	(2,100)
- Minority interest	(51)	(17)	(42)
Treasury shares:
- Net sales/(purchases) and dividends received	200	124	(16)
Cash flow from financing activities	(4,900)	(3,783)	(4,615)

Currency translation differences relating to cash and cash equivalents	43	50	12
Increase/(decrease) in cash and cash equivalents	4,761	(4,436)	2,182

Cash and cash equivalents at beginning of period	9,656	14,092	9,002

Cash and cash equivalents at end of period	14,417	9,656	11,184

CAPITAL INVESTMENT

$ million	Quarters
	Q1 2008	Q4 2007	Q1 2007
Capital expenditure:
Exploration & Production[1]:
- World outside USA	2,202	2,704	2,872
- USA	2,530	1,321	587
	4,732	4,025	3,459

Gas & Power:
- World outside USA	823	862	657
- USA	1	11	1
	824	873	658

Oil Sands[1]	711	649	368

Oil Products:
- World outside USA	456	1,257	474
- USA	61	123	195
	517	1,380	669

Chemicals:
- World outside USA	374	419	153
- USA	34	103	83
	408	522	236

Corporate	37	193	45

Total capital expenditure	7,229	7,642	5,435

Exploration expense
- World outside USA	135	193	127
- USA	80	170	42
	215	363	169

New equity in equity-accounted investments
- World outside USA	365	237	247
- USA	5	40	17
	370	277	264

New loans to equity-accounted investments	246	242	106

Total capital investment*	8,060	8,524	5,974

*Comprising:
- Exploration & Production[1]	5,439	4,630	3,892
- Gas & Power	925	1,091	732
- Oil Sands[1]	711	649	368
- Oil Products	536	1,438	699
- Chemicals	412	523	238
- Corporate	37	193	45
	8,060	8,524	5,974

[1]	As from the fourth quarter 2007, the results of the Oil Sands operations, which were previously reported as part of the Exploration & Production segment, are disclosed as a separate business segment. For comparison purposes, the Exploration & Production results up to the third quarter 2007 have been reclassified by the amounts reported under the Oil Sands segment.

ADDITIONAL SEGMENTAL INFORMATION1

$ million	Quarters
	Q1 2008	Q4 2007	Q1 2007
Exploration & Production[3]
Segment earnings	5,143	4,867	3,393
Including:
- Exploration	325	382	272
- Depreciation, depletion & amortisation	2,165	2,848	2,288
- Share of profit of equity-accounted investments	1,212	1,278	913

Cash flow from operations	10,329	5,135	6,110
Less: Net working capital movements[2]	923	829	(1,086)
Cash flow from operations excluding net working capital movements	9,406	4,306	7,196

Capital employed	47,927	47,682	52,088

Gas & Power
Segment earnings	948	631	803
Including:
- Depreciation, depletion & amortisation	81	85	74
- Share of profit of equity-accounted investments	584	533	420

Cash flow from operations	1,917	295	587
Less: Net working capital movements[2]	902	(379)	(169)
Cash flow from operations excluding net working capital movements	1,015	674	756

Capital employed	19,305	19,383	18,453

Oil Sands[3]
Segment earnings	249	82	115
Including:
- Depreciation, depletion & amortisation	44	42	39

Cash flow from operations	298	208	486
Less: Net working capital movements[2]	(102)	145	411
Cash flow from operations excluding net working capital movements	400	63	75

Capital employed	5,292	4,603	3,175

[1]	Corporate segment information has not been included in the above table. Please refer to the ‘Earnings by business segment’ section for additional information. The above data does not consider Minority interest impacts on the segments.

[2]	Excluding working capital movements related to taxation.

[3]	As from the fourth quarter 2007, the results of the Oil Sands operations, which were previously reported as part of the Exploration & Production segment, are disclosed as a separate business segment. For comparison purposes, the Exploration & Production results up to the third quarter 2007 have been reclassified by the amounts reported under the Oil Sands segment.

ADDITIONAL SEGMENTAL INFORMATION1 (continued)

$ million	Quarters
	Q1 2008	Q4 2007	Q1 2007
Oil Products
Segment CCS earnings	1,194	876	1,488
Including:
- Depreciation, depletion & amortisation	608	607	656
- Share of profit of equity-accounted investments	267	328	280

Cash flow from operations	2,362	(1,605)	2,123
Less: Net working capital movements[2]	(435)	(3,929)	(319)
Cash flow from operations excluding net working capital movements	2,797	2,324	2,442

Capital employed	55,768	54,515	43,716

Chemicals
Segment CCS earnings	201	348	480
Including:
- Depreciation, depletion & amortisation	162	207	155
- Share of profit of equity-accounted investments	158	165	188

Cash flow from operations	386	688	116
Less: Net working capital movements[2]	(9)	(123)	(514)
Cash flow from operations excluding net working capital movements	395	811	630

Capital employed	11,233	10,571	9,187

[1]	Corporate segment information has not been included in the above table. Please refer to the ‘Earnings by business segment’ section for additional information. The above data does not consider Minority interest impacts on the segments.

[2]	Excluding working capital movements related to taxation.

NOTES
1. Accounting policies and basis of presentation
The quarterly financial statements are prepared in accordance with International Financial Reporting Standards (IFRS) and are also in accordance with IFRS as adopted by the European Union.
The Oil Sands operations, which were previously reported within the Exploration & Production segment, are reported as a separate segment with effect from the fourth quarter 2007. Prior period financial statements have been reclassified accordingly.
The accounting policies are unchanged from those set out in Note 2 to the Consolidated Financial Statements of Royal Dutch Shell plc in the Annual Report and Form 20-F for the year ended December 31, 2007 on pages 117 to 121.
2. Earnings on an estimated current cost of supplies (CCS) basis
To facilitate a better understanding of underlying business performance, the financial results are also analysed on an estimated current cost of supplies (CCS) basis as applied for the Oil Products and Chemicals segment earnings. Earnings on an estimated current cost of supplies basis provides useful information concerning the effect of changes in the cost of supplies on Royal Dutch Shell’s results of operations and is a measure to manage the performance of the Oil Products and Chemicals segments but is not a measure of financial performance under IFRS.
On this basis, Oil Products and Chemicals segment cost of sales of the volumes sold during the period are based on the cost of supplies during the same period after making allowance for the estimated tax effect, instead of the first-in, first-out (FIFO) method of inventory accounting. Earnings calculated on this basis do not represent an application of the last-in, first-out (LIFO) inventory basis and do not reflect any inventory drawdown effects.
3. Return on average capital employed (ROACE)
ROACE is defined as the sum of the current and previous three quarters’ income adjusted for interest expense, after tax, as a percentage of the average capital employed for the period.
Components of the calculation are:

$ million	Q1 2008	Q1 2007
Income (four quarters)	33,686	26,736
Interest expense after tax	726	664
ROACE numerator	34,412	27,400

Capital employed — opening	130,881	115,503

Capital employed — closing	150,225	130,881
Capital employed — average	140,553	123,192

ROACE	24.5%	22.2%
ROACE in previous quarters has been shown on a Shell share basis. As a consequence of the significant reduction of minority interest during 2007, ROACE calculations are now presented on a 100%-basis. Prior period ROACE calculations have been adjusted for comparison purposes.
4. Earnings by business segment
Operating segment results are presented before deduction of minority interest and also exclude interest and other income of a non-operational nature, interest expense, non-trading currency exchange effects and tax on these items, which are included in the Corporate results. Operating segment results are after tax and include equity-accounted investments.

5. Gearing
The numerator and denominator in the gearing calculation, as demonstrated below, used by Shell are calculated by adding to reported debt and equity certain off-balance sheet obligations as at the beginning of the year such as operating lease commitments and unfunded retirement benefits (if applicable) which Shell believes to be in the nature of incremental debt, and deducting cash and cash equivalents judged to be in excess of amounts required for operational purposes.

		Mar 31,
$ million	Mar 31, 2008	2007
Non-current debt	11,378	11,978
Current debt	5,684	5,393
Total debt	17,062	17,371
Add: Net present value of operating lease obligations	14,387	11,319
Unfunded retirement benefit obligations (after tax)	—	—
Less: Cash and cash equivalents in excess of operational requirements	12,117	9,284
Adjusted debt	19,332	19,406
Total equity	133,163	113,510
Total capital	152,495	132,916
Gearing ratio (adjusted debt as a percentage of total capital)	12.7%	14.6%
6. Equity
Total equity comprises equity attributable to shareholders of Royal Dutch Shell and to the minority interest. Other reserves comprise the capital redemption reserve, share premium reserve, merger reserve, share-based compensation reserve, cumulative currency translation differences, unrealised gains/(losses) on securities and unrealised gains/(losses) on cash flow hedges.

	Ordinary
	Share	Treasury	Other	Retained		Minority	Total
$ million	capital	shares	reserves	earnings	Total	interest	equity
At December 31, 2007	536	(2,392)	14,148	111,668	123,960	2,008	125,968
Income for the period	—	—	—	9,083	9,083	118	9,201
Income/(expense) recognised directly in equity	—	—	1,656	—	1,656	(35)	1,621
Capital contributions/ (repayments) from/to minority shareholders	—	—	—	—	—	(7)	(7)
Dividends paid	—	—	—	(2,329)	(2,329)	(51)	(2,380)
Treasury shares: net sales/(purchases) and dividends received	—	200	—	—	200	—	200
Shares repurchased for cancellation	(2)	—	2	(1,327)	(1,327)	—	(1,327)
Share-based compensation	—	—	(113)	—	(113)	—	(113)
At March 31, 2008	534	(2,192)	15,693	117,095	131,130	2,033	133,163

	Ordinary
	share	Treasury	Other	Retained		Minority	Total
$ million	capital	shares	reserves	earnings	Total	interest	equity
At December 31, 2006	545	(3,316)	8,820	99,677	105,726	9,219	114,945
Income for the period	—	—	—	7,281	7,281	160	7,441
Income/(expense) recognised directly in equity	—	—	50	—	50	(128)	(78)
Capital contributions/ (repayments) from/to minority shareholders	—	—	—	—	—	869	869
Acquisition of Shell Canada	—	—	—	(5,445)	(5,445)	(1,656)	(7,101)
Other changes in minority interest	—	—	—	22	22	(34)	(12)
Dividends paid	—	—	—	(2,100)	(2,100)	(25)	(2,125)
Treasury shares: net sales/(purchases) and dividends received	—	(16)	—	—	(16)	—	(16)
Shares repurchased for cancellation	(1)	—	1	(486)	(486)	—	(486)
Share-based compensation	—	—	73	—	73	—	73
At March 31, 2007	544	(3,332)	8,944	98,949	105,105	8,405	113,510
7. Basis for Royal Dutch Shell earnings per share
The total number of Royal Dutch Shell ordinary shares in issue at the end of the period was 6,313.8 million. Royal Dutch Shell reports earnings per share on a basic and on a diluted basis, based on the weighted average number of Royal Dutch Shell (combined A and B) shares outstanding. Shares held in respect of share options and other incentive compensation plans are excluded in determining basic earnings per share.
Basic earnings per share calculations are based on the following weighted average number of shares:

millions	Q1 2008	Q4 2007	Q1 2007
Royal Dutch Shell shares of €0.07	6,195.5	6,225.3	6,287.0
Diluted earnings per share calculations are based on the following weighted average number of shares. This adjusts the basic number of shares for all share options currently in-the-money.

millions	Q1 2008	Q4 2007	Q1 2007
Royal Dutch Shell shares of €0.07	6,211.4	6,248.8	6,306.5
Basic shares outstanding at the end of the following periods are:

millions	Q1 2008	Q4 2007	Q1 2007
Royal Dutch Shell shares of €0.07	6,187.0	6,210.4	6,282.9
One American Depository Receipt (ADR) is equal to two Royal Dutch Shell shares.

Contacts:
•	Investor Relations: Europe: + 31 (0)70 377 4540; USA: +1 212 218 3113

•	Media: Europe: +44 (0)20 7934 3505

Royal Dutch Shell plc
First Quarter 2008 — Key Financial Data in dollars, euros and pounds sterling
Royal Dutch Shell plc publishes its financial statements in US dollars. Given below are some of the key items for the quarter translated into euros and pounds sterling.

$ million				euro million				£ million
2008	2007	%		2008	2007	%	2008	2007	%

			Revenue
114,302	73,480	+56	First quarter	76,422	56,065	+36	57,803	37,600	+54

			Income attributable to shareholders
9,083	7,281	+25	First quarter	6,073	5,555	+9	4,593	3,726	+23

			CCS Earnings
7,776	6,932	+12	First quarter	5,199	5,289	-2	3,932	3,547	+11

			Total Equity
133,163	113,510	+17	First quarter	84,305	85,235	-1	67,034	58,026	+16

			Capital Investment
8,060	5,974	+35	First quarter	5,389	4,558	+18	4,076	3,057	+33
Income attributable to Shareholders

		Q1	Q4	Q1
Per Ordinary Share		2008	2007	2007
ROYAL DUTCH SHELL PLC		$1.47	1.36	1.16
	euro	0.98	0.94	0.88
	pence	74.14	66.47	59.26

Notes:

1.	The exchange rates used in the quarterly translation are the average rates, except in the case of total equity where the end rate is used:

	euro/$		£/$
	2008	2007	2008	2007
First quarter average rate	0.6686	0.7630	0.5057	0.5117
First quarter end rate	0.6331	0.7509	0.5034	0.5112

2.	CCS earnings is earnings on an estimated current cost of supplies basis.

3.	Capital investment is capital expenditure, exploration expenses excluding the cost of carrying and retaining unproven properties and the costs of unsuccessful exploratory drilling, new investments in equity accounted investments and certain other investments.

4.	Earnings per share calculations are explained in the notes to the Quarterly Results Announcement.

5.	Previous periods are adjusted for discontinued operations.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorised.

ROYAL DUTCH SHELL PLC

(Registrant)

By:	/s/ Michiel Brandjes

Name: Michiel Brandjes
Title: Company Secretary

Date: April 29, 2008